Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848
(570) 346-7741

February 10, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:  David Lyon, Senior Financial Analysis

Re:	Penseco Financial Services Corporation
Registration Statement on Form S-4
Registration No. 333-156925

Dear Mr. Lyon:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Penseco Financial Services Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form S-4 (File No. 333-156925) (as amended, the “Registration Statement”), be declared effective on February 11, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) the following:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures.

3.           The Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,
Penseco Financial Services Corporation

By:	/s/ Craig W. Best
Craig W. Best
President and Chief Executive Officer

cc:           Michelene Kennedy
Old Forge Bank

David F. Scranton, Esq.
Stradley Ronon Stevens & Young, LLP

Cary S. Levinson, Esq.
Pepper Hamilton LLP

Donald R. Readlinger, Esq.
Pepper Hamilton LLP